Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended and

deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Coca-Cola Enterprises, Inc.

Subject Company: Coca-Cola Enterprises, Inc.

Commission File Number: 001-34874

Date: March 22, 2016

FACTSHEET

Coca-Cola EUROPEAN PARTNERS

About Coca-Cola European Partners

Combines bottling operations of Coca-Cola Enterprises (CCE), Coca-Cola Iberian Partners (CCIP), and Coca-Cola Erfrischungsgetränke GmbH (CCEG) into a new Western European bottler, with **pro forma 2015 net sales** of approximately **$12 billion** and volume of approximately **2.5 billion unit cases**

Serves over **300 million consumers** across **13 countries**

Enhances the Coca-Cola system to **compete more effectively and drive growth** across developed European markets with a world-class production, sales, and distribution platform

Coca-Cola European Partners (CCEP) is expected to realize annual run rate pre-tax savings of approximately **$350 - $375 million** within three years of closing

Coca-Cola Enterprises' shareowners to receive one share of Coca-Cola European Partners and a one-time cash payment of **$14.50 per share**

Listings on the Euronext Amsterdam, the New York Stock Exchange, Euronext London, and Spanish stock exchanges



Sweden
Iceland[1]
Norway
Great Britain
Netherlands
Germany
Belgium
France
Luxembourg
Portugal
Spain
Monaco
Andorra

World's Most Recognizable Brands

Coca-Cola Trademark



Sparkling Flavors & Energy



Sprite
Fanta
FINLEY
BURN

Stills



Capri-Sun

Water



smartwater
bonaqua

CCEP Board of Directors

Sol Daurella
Chairman of the Board of CCEP
Current Chairman of Olive Partners

John F. Brock
Director of CCEP
Current Chairman and CEO of CCE

17 member Board with majority **(9) independent** non-executive directors

CCEP Leadership

John F. Brock, CEO
Current Chairman and CEO of CCE

Damian Gammell, COO
Current COO of CCE

Nik Jhangiani, CFO
Current CFO of CCE

Victor Rufart, CIO*
Former Managing Director of CCIP

*Chief Integration Officer

IMPORTANT: All estimates reflect combined independent estimates of CCE, CCIP, and CCEG/TCCC with full recognition that the proposed transaction is subject to regulatory approvals and other conditions of closing. Until closing of the transaction, each party continues to operate its business separately and independently, and the parties will not take any steps to implement the transaction until all necessary approvals have been obtained.

1. Iceland to be owned by CCEP or CCEP subsidiary shortly after the closing of the transaction

Coca-Cola Enterprises IberianPartners Coca-Cola Erfrischungsgetränke
1

FACTSHEET

Coca-Cola EUROPEAN PARTNERS

2015 Territory Overview[1]

SPAIN & PORTUGAL[2]

TOP 5 CCIP BRANDS

NARTD Market Mix[3]


Value
Volume
22%
24%
54%
55%
16%
29%
CSD
NCB
Water

CCIP Volume Mix[4]


Coca-Cola™ 61%
Sparkling Flavors & Energy 18%
Stills 12%
Water 9%

Highlights[4,5]

Consumers	57 million
Annual Volume	556 muc
NARTD Share	
Value	44%
Volume	21%

GREAT BRITAIN

TOP 5 CCE BRANDS

NARTD Market Mix


Value
Volume
15%
31%
54%
28%
21%
51%
CSD
NCB
Water

CCE Volume Mix


Coca-Cola™ 61%
Sparkling Flavors & Energy 25%
Stills 12%
Water 2%

Highlights

Consumers	64 million
Annual Volume	510 muc
NARTD Share	
Value	30%
Volume	25%

GERMANY

TOP 5 CCEG BRANDS

NARTD Market Mix


Value
Volume
33%
27%
40%
56%
15%
29%
CSD
NCB
Water

CCEG Volume Mix


Coca-Cola™ 67%
Sparkling Flavors & Energy 19%
Stills 3%
Water 11%

Highlights

Consumers	80 million
Annual Volume	680 muc
NARTD Share	
Value	18%
Volume	10%

FRANCE & MONACO[6]

TOP 5 CCE BRANDS

NARTD Market Mix


Value
Volume
30%
39%
31%
63%
19%
18%
CSD
NCB
Water

CCE Volume Mix


Coca-Cola™ 83%
Sparkling Flavors & Energy 11%
Stills 6%

Highlights

Consumers	63 million
Annual Volume	368 muc
NARTD Share	
Value	21%
Volume	11%

1. CCE volume mix data in this CCEP Factsheet (in unit cases) is not comparable to the CCE volume mix data in the CCE 2014 Factsheet (in physical cases)
2. Iceland not included; AC Nielsen market data does not include Andorra
3. AC Nielsen FY 2015; NARTD – Nonalcoholic Ready-To-Drink; CSD – Carbonated Soft Drinks (including Energy); NCB – Non-Carbonated Beverages; Water includes still and sparkling; rounded
4. Volume mix and annual volume based on internal company reports (in unit cases) for CCIP, CCE or CCEG, as applicable; annual volume in million unit cases (muc); FY 2015; rounded; CCEG Coca-Cola Trademark volume includes Mezzo Mix
5. Consumers from The World Factbook (US govt); Great Britain is United Kingdom; rounded
6. AC Nielsen market data does not include Monaco

Coca-Cola Enterprises IberianPartners Coca-Cola Erfrischungsgetränke 2

FACTSHEET

2015 Territory Overview

BELGIUM & LUXEMBOURG[7]

TOP 5 CCE BRANDS

NARTD Market Mix


Value
Volume
25%
26%
49%
49%
16%
35%
CSD
NCB
Water

CCE Volume Mix



Coca-Cola™	61%
Sparkling Flavors & Energy	13%
Stills	8%
Water	18%

Highlights

Consumers		12 million
Annual Volume		155 muc
NARTD Share		
	Value	37%
	Volume	21%

NETHERLANDS

TOP 5 CCE BRANDS

NARTD Market Mix


Value
Volume
10%
45%
45%
19%
40%
41%
CSD
NCB
Water

CCE Volume Mix



Coca-Cola™	66%
Sparkling Flavors & Energy	22%
Stills	6%
Water	6%

Highlights

Consumers		17 million
Annual Volume		96 muc
NARTD Share		
	Value	21%
	Volume	15%

NORWAY

TOP 5 CCE BRANDS

NARTD Market Mix


Value
Volume
10%
24%
66%
12%
22%
66%
CSD
NCB
Water

CCE Volume Mix



Coca-Cola™	72%
Sparkling Flavors & Energy	18%
Stills	6%
Water	4%

Highlights

Consumers		5 million
Annual Volume		50 muc
NARTD Share		
	Value	35%
	Volume	32%

SWEDEN

TOP 5 CCE BRANDS

NARTD Market Mix


Value
Volume
16%
32%
52%
21%
29%
50%
CSD
NCB
Water

CCE Volume Mix



Coca-Cola™	70%
Sparkling Flavors & Energy	21%
Stills	7%
Water	2%

Highlights

Consumers		10 million
Annual Volume		69 muc
NARTD Share		
	Value	27%
	Volume	25%

7. AC Nielsen market data does not include Luxembourg

3

FACTSHEET

CCEP

At A Glance CCEP CCE CCIP CCEG

Package Mix

55% 54% 63%

82%

PET

Cans 27% 29%

21% 3%

Glass/Other

16% 18% 17% 15%

Channel Mix1

61% 62% 57%

64%

Home

Cold

39% 38% 43%

36%

Consumption

Type Mix2

62% 56%

65% 70%

Future

Immediate

38% 44%

35% 30%

Note: All data above from company reports (in unit cases); FY 2015; rounded 2. Future – generally packages ?1L and multi-packs; Immediate – generally packages

1. Home – customers who generally sell beverages at ambient temperature for later <1L and fountain consumption; Cold—customers who generally sell beverages at chilled temperature for immediate consumption

CCEP Pro Forma 2015 Net Sales Mix3 CCEP 2015 Volume Mix4

CCEG

3. Based on exchange rates of 1.11 $/€, 1.53 $/Ł, 0.12 $/NOK, and 0.12 $/SEK 4. Company reports (in unit cases); FY 2015; rounded

4

Forward-Looking Statements

This communication may contain statements, estimates or projections that constitute “forward-looking statements” as defined under U.S. federal securities laws. Generally, the words “believe,” “expect,” “intend,” “estimate,” “anticipate,” “project,” “plan,” “seek,” “may,” “could,” “would,” “should,” “might,” “will,” “forecast,” “outlook,” “guidance,” “possible,” “potential,” “predict” and similar expressions identify forward-looking statements, which generally are not historical in nature. Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from The Coca-Cola Company’s (“KO”), Coca-Cola Enterprises, Inc.’s (“CCE”) or Coca-Cola European Partners Limited’s (“CCEP”) historical experience and their respective present expectations or projections, including expectations or projections with respect to the transaction. These risks include, but are not limited to, obesity concerns; water scarcity and poor quality; evolving consumer preferences; increased competition and capabilities in the marketplace; product safety and quality concerns; perceived negative health consequences of certain ingredients, such as non-nutritive sweeteners and biotechnology-derived substances, and of other substances present in their beverage products or packaging materials; increased demand for food products and decreased agricultural productivity; changes in the retail landscape or the loss of key retail or foodservice customers; an inability to expand operations in emerging or developing markets; fluctuations in foreign currency exchange rates; interest rate increases; an inability to maintain good relationships with their partners; a deterioration in their partners’ financial condition; increases in income tax rates, changes in income tax laws or unfavorable resolution of tax matters; increased or new indirect taxes in the United States or in other tax jurisdictions; increased cost, disruption of supply or shortage of energy or fuels; increased cost, disruption of supply or shortage of ingredients, other raw materials or packaging materials; changes in laws and regulations relating to beverage containers and packaging; significant additional labeling or warning requirements or limitations on the availability of their respective products; an inability to protect their respective information systems against service interruption, misappropriation of data or breaches of security; unfavorable general economic or political conditions in the United States, Europe or elsewhere; litigation or legal proceedings; adverse weather conditions; climate change; damage to their respective brand images and corporate reputation from negative publicity, even if unwarranted, related to product safety or quality, human and workplace rights, obesity or other issues; changes in, or failure to comply with, the laws and regulations applicable to their respective products or business operations; changes in accounting standards; an inability to achieve their respective overall long-term growth objectives; deterioration of global credit market conditions; default by or failure of one or more of their respective counterparty financial institutions; an inability to timely implement their previously announced actions to reinvigorate growth, or to realize the economic benefits they anticipate from these actions; failure to realize a significant portion of the anticipated benefits of their respective strategic relationships, including (without limitation) KO’s relationship with Keurig Green Mountain, Inc. and Monster Beverage Corporation; an inability to renew collective bargaining agreements on satisfactory terms, or they or their respective partners experience strikes, work stoppages or labor unrest; future impairment charges; multi-employer plan withdrawal liabilities in the future; an inability to successfully manage the possible negative consequences of their respective productivity initiatives; global or regional catastrophic events; risks and uncertainties relating to the transaction, including the risk that the businesses will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected, which could result in additional demands on KO’s or CCEP’s resources, systems, procedures and controls, disruption of its ongoing business and diversion of management’s attention from other business concerns, the possibility that certain assumptions with respect to CCEP or the transaction could prove to be inaccurate, the failure to receive, delays in the receipt of, or unacceptable or burdensome conditions imposed in connection with, all required regulatory approvals and the satisfaction of the closing conditions to the transaction, the potential failure to retain key employees of CCE, Coca-Cola Iberian Partners, S.A.’s (“CCIP”) or Coca-Cola Erfrischungsgetränke AG (“CCEAG”) as a result of the proposed transaction or during integration of the businesses and disruptions resulting from the proposed transaction, making it more difficult to maintain business relationships; and other risks discussed in KO’s and CCE’s filings with the Securities and Exchange Commission (the “SEC”), including their respective Annual Reports on Form 10-K for the year ended December 31, 2015, subsequently filed Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, which filings are available from the SEC, and the registration statement on Form F-4, file number 333-208556, that includes a preliminary proxy statement of CCE and a preliminary prospectus of CCEP, which was filed with the SEC by CCEP. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. None of KO, CCE, CCIP or CCEP undertakes any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. None of KO, CCE, CCIP or CCEP assumes responsibility for the accuracy and completeness of any forward-looking statements. Any or all of the forward-looking statements contained in this filing and in any other of their respective public statements may prove to be incorrect.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Important Additional Information and Where to Find It

CCEP has filed with the SEC a registration statement on Form F-4, file number 333-208556, that includes a preliminary proxy statement of CCE and a preliminary prospectus of CCEP. The registration statement has not been declared effective by the SEC and the information in the preliminary proxy statement/prospectus is not complete and may be changed. After the registration statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to CCE’s stockholders in connection with the proposed transaction. INVESTORS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE TRANSACTION FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. You may obtain a copy of the proxy statement/prospectus (when available) and other related documents filed by KO, CCE or CCEP with the SEC regarding the proposed transaction as well as other filings containing information, free of charge, through the website maintained by the SEC at www.sec.gov, by directing a request to KO’s Investor Relations department at (404) 676-2121, or to CCE’s Investor Relations department at (678) 260-3110, Attn: Thor Erickson – Investor Relations. Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, when available, without charge, from KO’s website at www.coca-colacompany.com under the heading “Investors” and CCE’s website at www.cokecce.com under the heading “Investors.”

Neither the contents of KO’s website nor the contents of any other website accessible from hyperlinks on KO’s website is incorporated into, or forms part of, this communication.

Participants in Solicitation

KO, CCE and CCEP and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in favor of the proposed merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of proxies in favor of the proposed merger is set forth in the preliminary proxy statement/prospectus filed with the SEC. You can find information about KO’s and CCE’s directors and executive officers in their respective definitive proxy statements filed with the SEC on March 10, 2016, and March 9, 2016, respectively. You can obtain free copies of these documents from KO and CCE, respectively, using the contact information above. Information regarding CCEP’s directors and executive officers is available in the preliminary proxy statement/prospectus filed with the SEC.